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                                                                  Exhibit(a)(13)

                                                   Media/Investors: Kevin Whalen
                                                   (612) 830-3251
                                                   Investors: Tim Hassett
                                                   (612) 830-4745


FOR IMMEDIATE RELEASE


                      JOSTENS COMPLETES SELF-TENDER OFFER
                  WITH PURCHASE OF MORE THAN 7 MILLION SHARES

     MINNEAPOLIS, Sept. 15, 1995 -- Jostens Inc. (NYSE: JOS) said today it completed the purchase of 7,011,108 shares of its common stock for $24 per share, the maximum number of shares available for purchase under the terms of a Modified Dutch Auction tender offer that expired Sept. 1.

     Jostens said 9,171,848 shares were validly tendered at or below the $24 purchase price selected by the company, resulting in an oversubscription. Under the terms of the offer, 6,947,469 of the shares were purchased subject to a final proration factor of 76.28 percent. The remaining 63,639 shares purchased were from holders of fewer than 100 shares; under the terms of the offer, odd-lot shares were not subject to proration.

     Payment for the shares was made today, Jostens said. Shares that were tendered but not repurchased will be returned to shareholders no later than Monday.

     Jostens had offered to purchase up to 6.1 million shares at a price ranging from $21.50 to $24.50. The company elected to increase the number of shares purchased to the maximum allowed.

     The shares purchased represent 15.4 percent of the 45.5 million shares outstanding immediately prior to the offer. Jostens will now have about 38.5 million shares outstanding.

     Minneapolis-based Jostens is a leading provider of products and services that help people celebrate achievement, reward performance, recognize service and commemorate experiences throughout their lives. The company had fiscal 1995 sales of $665 million.

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